EXECUTION VERSION

June 12, 2007

Macquarie Infrastructure Company Inc.
125 West 55th Street
New York, NY 10019

Attention: Peter Stokes

Re: Macquarie Infrastructure Company’s acquisition of SJJC Aviation Services, LLC .

Ladies and Gentlemen:

You have advised The Governor and Company of the Bank of Ireland (“BOI”) and Bayerische Landesbank (“BayernLB”, and together with BOI, the “Lead Arrangers”) that your subsidiary, Macquarie FBO Holdings LLC, a Delaware corporation (“MFBO”), intends to acquire 100% of the membership interests (the “Acquisition”) in SJJC Aviation Services, LLC (“San Jose FBO” or “Borrower”).

The Acquisition will occur pursuant to:

(1)
the Stock Purchase Agreement dated as of April 16, 2007, as amended as of June 12, 2007, (the “Mercury SPA”) by and among MFBO, Mercury Air Centers, Inc. (“Mercury” or “Assignor”), Allied Capital Corporation, Directional Aviation Group, LLC, Kenneth C. Ricci, David Moore and Allied Capital Corporation, as the Seller Representative;

(2)	the Purchase Agreement dated as of June 12, 2007 (the “SJJC SPA”) by and among Mercury, the members of San Jose FBO (the “Sellers”) and certain beneficial owners of the Sellers; and,

(3)	the Assignment and Assumption of the San Jose Purchase Agreement dated as of June 12, 2007 (the “Assignment Agreement”) by and among the Assignor and MFBO.

The Mercury SPA, SJJC SPA and Assignment Agreement are together referred to as the “Transaction Agreements”.

Pursuant to the terms of the Transaction Agreements, MFBO will acquire the San Jose FBO for a total consideration of $151,000,000, subject to changes based on working capital and capital expenditure adjustments.

You have also advised the Lead Arrangers that you intend to finance a portion of the purchase price with a term loan facility of up to $80 million (the “Senior Term Loan Facility”). 100% of the net proceeds of the Senior Term Loan Facility will be drawn in a one-time borrowing and the proceeds shall be used to pay a portion of the purchase price, repay the existing indebtedness of the Borrower and pay any related costs The amount of contributed equity capital by MFBO to the Borrower for the Acquisition and related costs shall not be less than $76.2 million. In addition, the Borrower will execute a $5.0 million working capital facility for undertaking specific capital expenditure projects and the issuance of letters of credit (the “Working Capital Facility” and together with the Senior Term Loan Facility, the “Senior Credit Facilities”). MFBO will commit to contribute additional equity capital to the Borrower to supplement the Working Capital Facility and fund required capital expenditures. You have advised us that you estimate that those additional capital contributions will amount to approximately $13 million in the aggregate during the term of the Senior Credit Facilities. The Acquisition, the financing thereof and all related transactions are hereinafter collectively referred to as the “Transaction.”

In connection with the foregoing, each Lead Arranger is pleased to advise you of its commitment to provide up to 50% of the Senior Credit Facilities. BayernLB also agrees to act as the sole and exclusive Administrative Agent for the Senior Credit Facilities, all upon and subject to the terms and conditions set forth in this letter agreement and in the Loan Facilities Term Sheet attached as Exhibit A hereto and incorporated herein by this reference (the “Term Sheet” and, together with this letter agreement, this “Commitment Letter”). Each of the Lead Arrangers is further pleased to advise you of its willingness, as a lead arranger for the Senior Credit Facilities, to form a syndicate of financial institutions and institutional lenders (including the Lead Arrangers) (collectively, the “Lenders”) in consultation with you and with your prior written consent (not to be unreasonably withheld) for the Senior Credit Facilities. All capitalized terms used and not otherwise defined herein shall have the same meanings as specified therefor in the Term Sheet.

The commitment of each Lead Arranger hereunder and the undertaking of each Lead Arranger to provide the services described herein are subject to (i) the satisfaction of each of the conditions precedent specified in the Term Sheet in a manner reasonably acceptable to such Lead Arranger, and (ii) the negotiation, execution and delivery of definitive documentation (the “Credit Documentation”) for the Senior Credit Facilities consistent with the Term Sheet and otherwise reasonably satisfactory to such Lead Arranger.

The Lead Arrangers intend to commence syndication of the Senior Credit Facilities promptly upon execution of the Transaction Agreements. You agree to actively assist, and following the close of the Acquisition, to cause the Borrower to actively assist, the Lead Arrangers in achieving a syndication of the Senior Credit Facilities that is satisfactory to the Lead Arrangers and you. Such assistance shall include (a) your providing and causing your advisors to provide the Lead Arrangers and the other Lenders upon request with all information reasonably deemed necessary by the Lead Arrangers to complete syndication, including, but not limited to, information and evaluations prepared by you, your affiliates and your advisors, or on your behalf, relating to the Transaction, (b) your assistance in the preparation of an Information Memorandum to be used in connection with the syndication of the Senior Credit Facilities, (c) using your commercially reasonable efforts to ensure that the syndication efforts of the Lead Arrangers benefit materially from your existing lending relationships and the existing banking relationships of Atlantic Aviation FBO Inc, and (d) otherwise assisting the Lead Arrangers in their syndication efforts, including by making your officers and advisors and the officers and advisors of Atlantic Aviation FBO Inc and, following the closing of the Acquisition, the Borrower, available from time to time to attend and make presentations regarding the business and prospects of the Borrower at one or more meetings of prospective Lenders.

2

It is understood and agreed that the Lead Arrangers will manage and control all aspects of the syndication in consultation with you, including decisions as to the selection of prospective Lenders (with your consent, not to be unreasonably withheld or delayed) and any titles offered to proposed Lenders, when commitments will be accepted and the final allocations of the commitments among the Lenders. It is understood that no Lender participating in the Senior Credit Facilities will receive compensation from you in order to obtain its commitment, except on the terms contained herein in the Term Sheet.

You agree that until the earlier of (a) the date on which general syndication of the Senior Credit Facilities has been completed and each Lead Arranger has reduced its commitment under the Senior Credit Facilities to a maximum final hold of $20 million (“Successful Syndication”) and (b) the date that is 90 calendar days after the launch of syndication (to be commenced no later than August 15, 2007), unless otherwise agreed to by the Lead Arrangers, there shall be no competing issues of debt securities by, or commercial bank facilities to, you, or any of your or its respective subsidiaries or affiliates for the purpose of acquiring fixed based operations (it being understood that competing issues would not include debt securities or commercial bank facilities currently outstanding). The foregoing sentence shall not limit the ability of you or any affiliate to restructure or amend any outstanding debt facility (provided that such restructuring, consent or amendment does not increase the aggregate amount of loans or commitments thereunder), to enter into debt financing for the acquisition of Mercury in accordance with the letter agreement between you and the Lead Arrangers dated April 13, 2007, as amended as of the date hereof, and as it may be further amended or modified, or to refinance the Senior Credit Facilities in conjunction with a refinance of the existing senior debt facilities of Atlantic Aviation FBO Inc and Mercury, or assist in the syndication of such debt facilities.

At any time after 45 days after the launch of syndication of the Senior Credit Facilities, the Lead Arrangers shall be entitled (unless Successful Syndication has been achieved within such 45-day period), after consultation with you, to increase the Underwriting Fee payable in respect of the Senior Credit Facilities by fifteen (15) basis points if the Lead Arrangers determine in their sole discretion that such changes are advisable in order to enhance the prospects of a Successful Syndication; provided, however, that the Lead Arrangers shall not exercise market flex with respect to the Underwriting Fee unless the Lead Arrangers would be required to pay to potential lenders upfront participation fees aggregating an amount that is in excess of 75 basis points in order to achieve Successful Syndication. You agree to enter into, and to cause your affiliates to enter into, such amendments to the Credit Documentation as may be necessary or reasonably requested by the Lead Arrangers to reflect such change to the Senior Credit Facilities made in furtherance of the immediately preceding sentence.

You hereby represent, warrant and covenant that (a) all information, other than Projections (as defined below), which has been or is hereafter made available to the Lead Arrangers or the Lenders by you or any of your representatives (or on your or their behalf) or by the Borrower or any of its or your subsidiaries or representatives (or on their behalf) in connection with any aspect of the Transaction (the “Information”) is and will be complete and correct in all material respects and does not and will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein not misleading in light of the circumstances under which they were made and (b) all financial projections concerning the Borrower that have been or are hereafter made available to the Lead Arrangers or the Lenders by you or any of your representatives (or on your or their behalf) or by the Borrower or any of its subsidiaries or representatives (or on their behalf) (the “Projections”) have been or will be prepared in good faith based upon reasonable assumptions (it is understood and acknowledged, however, that such Projections are based upon a number of estimates and assumptions and are subject to significant business, economic and competitive uncertainties and contingencies and that, accordingly, no assurances are given and no representations, warranties or covenants are made that any of the assumptions are correct, that such Projections will be achieved or that the forward-looking statements expressed in such Projections will correspond to actual results). You agree to furnish us with such Information and Projections as we may reasonably request and to supplement the Information and the Projections from time to time until the date of the initial borrowing under the Senior Credit Facilities (the “Closing Date”) so that the representations, warranties and covenants in the immediately preceding sentence are correct on the Closing Date. In issuing this commitment and in arranging and syndicating the Senior Credit Facilities, the Lead Arrangers are and will be using and relying on the Information.

3

You agree to indemnify and hold harmless each Lead Arranger, each Lender and each of its affiliates and their respective officers, directors, employees, agents, advisors and other representatives (each an “Indemnified Party”) from and against (and will reimburse each Indemnified Party as the same are incurred for) any and all third-party claims, damages, losses, liabilities and expenses (including, without limitation, the reasonable fees, disbursements and other charges of counsel) that may be incurred by or asserted or awarded against any Indemnified Party, in each case arising out of or in connection with or by reason of (including, without limitation, in connection with any investigation, litigation or proceeding or preparation of a defense in connection therewith) (a) any aspect of the Transaction and any of the other transactions contemplated thereby and (b) the Senior Credit Facilities and any other financings, or any use made or proposed to be made with the proceeds thereof, except to the extent such claim, damage, loss, liability or expense is found in a final, nonappealable judgment by a court of competent jurisdiction to have resulted from such Indemnified Party’s gross negligence or willful misconduct, nor shall you be liable to any Indemnified Party hereunder for any special, indirect, consequential or punitive, damages or loss of profit incurred by such Indemnified Party. You also agree that no Indemnified Party shall have any liability (whether direct or indirect, in contract or tort or otherwise) to you or your subsidiaries or affiliates or to your or their respective equity holders or creditors arising out of, related to or in connection with any aspect of the Transaction, except to the extent of direct, as opposed to special, indirect, consequential or punitive, damages determined in a final non-appealable judgment by a court of competent jurisdiction to have resulted from such Indemnified Party’s gross negligence or willful misconduct. It is further agreed that each Lead Arranger shall only have liability to you (as opposed to any other person), that each Lead Arranger shall be liable solely in respect of its own commitments to the Senior Credit Facilities on a several, and not joint, basis with any other Lender and that such liability shall only arise to the extent damages have been caused by a breach of such Lead Arranger's obligations hereunder to negotiate in good faith definitive Credit Documentation consistent with the Term Sheet and otherwise satisfactory to such Lead Arranger, and, upon the successful conclusion of such negotiations, enter into such documentation, for the Senior Credit Facilities on the terms set forth herein as determined in a final non-appealable judgment by a court of competent jurisdiction. In the event that any claim or demand by a third party for which you may be required to indemnify an Indemnified Party hereunder (a “Claim”) is asserted against or sought to be collected from any Indemnified Party by a third party, such Indemnified Party shall as promptly as practicable notify you in writing of such Claim, and such notice shall specify (to the extent known) in reasonable detail the amount of such Claim and any relevant facts and circumstances relating thereto; provided, however, that any failure to give such prompt notice or to provide any such facts and circumstances shall not constitute a waiver of any rights of the Indemnified Party, except to the extent that the rights of the Indemnifying Party are actually materially prejudiced thereby.

4

You shall be entitled to appoint counsel of your choice at your expense to represent an Indemnified Party in any action for which indemnification is sought (in which case you shall not thereafter be responsible for the fees and expenses of any separate counsel retained by that Indemnified Party except as set forth below); provided, however, that such counsel shall be satisfactory to such Indemnified Party. Notwithstanding your election to appoint counsel to represent an Indemnified Party in any action, such Indemnified Party shall have the right to employ separate counsel (including local counsel, but only one such counsel in any jurisdiction in connection with any action), and you shall bear the reasonable fees, costs and expenses of such separate counsel if (i) the use of counsel chosen by you to represent the Indemnified Party would present such counsel with a conflict of interest; (ii) the actual or potential defendants in, or targets of, any such action include both the Indemnified Party and you and the Indemnified Party shall have reasonably concluded that there may be legal defenses available to it and/or other Indemnified Parties which are different from or additional to those available to you; (iii) you shall not have employed counsel to represent the Indemnified Party within a reasonable time after notice of the institution of such action; or (iv) you shall authorize the Indemnified Party to employ separate counsel at your expense. You shall not be liable for any settlement or compromise of any action or claim by an Indemnified Party affected without your prior written consent, which consent shall not be unreasonably withheld or delayed.

At the earlier of the Closing Date or the termination of this Commitment Letter, you agree to reimburse or cause the Borrower to reimburse the Lead Arrangers for all reasonable out-of-pocket costs and expenses (including, but not limited to, expenses relating to due diligence investigations, consultants’ and other professional and advisory fees, travel expenses and fees, disbursements and reasonable charges of counsel) incurred by the Lead Arrangers in connection with preparing, negotiating and/or executing the Credit Documentation and this Commitment Letter and term sheets, and carrying out the syndication of the Senior Credit Facilities, in each case whether or not incurred before or after the date of this Commitment Letter.

All payments to be made under this Commitment Letter shall be paid in U.S. dollars and in immediately available, freely transferable cleared funds to such account with such bank as each Lead Arranger notifies you or the Borrower, as applicable, and shall be paid without (and free and clear of any deduction for) set-off or counter-claim and without any deduction or withholding for or on account of tax (a "Tax Deduction") unless a Tax Deduction is required by law. If a Tax Deduction is required by law to be made, you shall pay such tax and the amount of the payment due shall be increased to an amount which (after making any Tax Deduction) leaves an amount equal to the payment which would have been due if no Tax Deduction had been required. Your obligations under this paragraph shall be subject to receipt from any foreign lender duly signed completed copies of IRS Form W-8BEN or IRS Form W-8ECI or such other evidence satisfactory to you that such foreign lender is entitled to an exemption from, or reduction of, U.S. withholding tax.

5

This Commitment Letter and the Term Sheet and the contents hereof and thereof are confidential and, except for the disclosure hereof or thereof on a confidential basis to your accountants, attorneys and other professional advisors retained by you in connection with the Transaction, Borrower, or as otherwise required by law or any governmental authority or in connection with any suit, action or proceeding relating to the enforcement of rights hereunder, may not be disclosed in whole or in part to any person or entity without our prior written consent; provided, however, it is understood and agreed that you may disclose this Commitment Letter (including the Term Sheet) but not the Fee Letter attached as Exhibit B to this Commitment Letter after your acceptance of this Commitment Letter, in filings with the Securities and Exchange Commission and other applicable regulatory authorities and stock exchanges. The Lead Arrangers shall be permitted to use information related to the syndication and arrangement of the Senior Credit Facilities in connection with marketing, press releases or other transactional announcements or updates provided to investor or trade publications; provided, that any press release or public announcement shall not be made without your prior written consent, not to be unreasonably withheld or delayed. The Lead Arrangers hereby notify you that pursuant to the requirements of the USA Patriot Act, Title III of Pub. L. 107-56 (signed into law October 26, 2001) (the “Act”), they are required to obtain, verify and record information that identifies you, which information includes your name and address and other information that will allow the Lead Arrangers to identify you in accordance with the Act.

You acknowledge that each Lead Arranger or its affiliates may be providing financing or other services to parties whose interests may conflict with yours. Each Lead Arranger agrees that it will not furnish confidential information obtained from you to any of its other customers and that it will treat confidential information relating to you, the Borrower and your and their respective affiliates with the same degree of care as it treats its own confidential information. Each Lead Arranger further advises you that it will not make available to you confidential information that it has obtained or may obtain from any other customer. In connection with the services and transactions contemplated hereby, you agree that each Lead Arranger is permitted to access, use and share with any of its bank or non-bank affiliates, agents, advisors (legal or otherwise) or representatives any information concerning you, the Borrower or any of your or its respective affiliates that is or may come into the possession of such Lead Arranger or any of such affiliates.

The provisions of the immediately preceding eleven paragraphs shall remain in full force and effect regardless of whether any definitive documentation for the Senior Credit Facilities shall be executed and delivered, and notwithstanding the termination of this Commitment Letter or any commitment or undertaking of the Lead Arrangers hereunder; provided, however, that you shall be deemed released of your reimbursement and indemnification obligations hereunder upon the execution of all definitive documentation for the Senior Credit Facilities and the initial extension of credit thereunder.

This Commitment Letter may be executed in counterparts which, taken together, shall constitute an original. Delivery of an executed counterpart of this Commitment Letter by telecopier, e-mail or facsimile shall be effective as delivery of a manually executed counterpart thereof.

This Commitment Letter shall be governed by, and construed in accordance with, the laws of the State of New York. Each of you and the Lead Arrangers hereby irrevocably waives any and all right to trial by jury in any action, proceeding or counterclaim (whether based on contract, tort or otherwise) arising out of or relating to this Commitment Letter (including, without limitation, the Term Sheet), the Transaction and the other transactions contemplated hereby and thereby or the actions of the Lead Arrangers in the negotiation, performance or enforcement hereof. The commitments and undertakings of the Lead Arrangers may be terminated by us if you fail to perform your obligations under this Commitment Letter on a timely basis.

6

This Commitment Letter, together with the Term Sheet, embodies the entire agreement and understanding among the Lead Arrangers and you with respect to the Senior Credit Facilities and supersedes all prior agreements and understandings relating to the specific matters hereof. However, please note that the terms and conditions of the commitment and undertakings of the Lead Arrangers hereunder are not limited to those set forth herein or in the Term Sheet. Those matters that are not covered or made clear herein or in the Term Sheet are subject to mutual agreement of the parties. No party has been authorized by the Lead Arrangers to make any oral or written statements that are inconsistent with this Commitment Letter.

This Commitment Letter is not assignable by you without our prior written consent, is assignable by us only as contemplated herein, and is intended to be solely for the benefit of the parties hereto and the Indemnified Parties. This Commitment Letter shall not be amended or modified except in writing signed by all parties hereto.

This Commitment Letter and all commitments and undertakings of the Lead Arrangers hereunder will expire at 5:00 p.m. (New York City time) on June 15, 2007 unless you execute this Commitment Letter and the amended and restated commitment letter relating to the financing of the acquisition by MFBO of the common equity in Mercury dated as of the date hereof, and return both to us prior to that time. Thereafter, all commitments and undertakings of the Lead Arrangers hereunder will expire on the earlier of (a) November 15, 2007, unless the definitive documents for the financing of the Transaction have been executed and delivered, and (b) the acceptance by you or any of your affiliates of an offer for all or any substantial part of the membership interests or property and assets of the Borrower and their subsidiaries other than as part of the Transaction. In consideration of the time and resources that the Lead Arrangers will devote to the Senior Credit Facilities, you agree that, until such expiration, you will not solicit, initiate, entertain or permit, or enter into any discussions in respect of, any offering, placement or arrangement of any competing senior credit facilities for the Borrower and their subsidiaries with respect to the matters addressed in this letter.

[THE BALANCE OF THIS PAGE IS INTENTIONALLY LEFT BLANK]

7

EXECUTION VERSION

We are pleased to have the opportunity to work with you in connection with this important financing.

Very truly yours,

THE GOVERNOR AND COMPANY OF THE BANK OF IRELAND

By:	/s/ Peter O’Neill

	Name:	Peter O’Neill

	Title:	Senior Vice President

By:	/s/ Deirdre Murphy

	Name:	Deirdre Murphy

	Title:	Vice President

ACCEPTED AND AGREED TO AS OF THE DATE FIRST ABOVE WRITTEN: MACQUARIE INFRASTRUCTURE COMPANY INC. (d/b/a Macquarie Infrastructure Company (US))

By:	/s/ Peter O’Neill
	Name:	Peter Stokes
	Title:	CEO

Summary of Terms and Conditions

June 12, 2007

I. The Parties

1. Borrower
Macquarie FBO Holdings LLC (“MFBO”) a Delaware limited liability company which is acquiring SJJC Aviation Services, LLC (“San Jose FBO”), a Delaware LLC, the owner and operator of fixed base operations at Mineta San Jose International Airport (the “Acquisition”) pursuant to :

(1)	an amendment to the Stock Purchase Agreement for Mercury Air Centers Inc (“Mercury”), dated April 16, 2007 (as amended, the “Mercury SPA”);
(2)	a purchase agreement for Mercury’s acquisition of San Jose FBO (the “SJJC SPA”); and
(3)	an assignment agreement for the assignment of the SJJC SPA from Mercury to MFBO (“Assignment Agreement”).
Immediately following the Acquisition, San Jose FBO shall assume all indebtedness and all obligations of the Borrower with respect to the Facilities.

2. Purpose
$80 million Bridge Loan Facility will be used to acquire 100% of the membership interests in San Jose FBO (the “Membership Interests”) and pay costs associated with the Acquisition. An additional $5.0 million Working Capital Facility will be used to fund a portion of the costs of certain specific capital projects and issue letters of credit (the “Letters of Credit”).

3. Equity Investor and Guarantor	MFBO

4. Lead Arrangers	Bank of Ireland and BayernLB.

5. Senior Lenders	Lead Arrangers and other banks or financial institutions to whom the Facilities may be syndicated.

6. Working Capital Facility Loan Lenders	Lead Arrangers

7. Administrative Agent	BayernLB

8. Legal Advisor	Orrick, Herrington & Sutcliffe LLP

9. Other Consultants	Technical: Jacobs Consulting Group Environmental: Weston Solutions Inc. Insurance: Marsh USA Inc.

II. The Facilities

10. The Facilities	The Facilities will consist of the following: (i) Bridge Loan Facility of $80,000,000 (ii) Working Capital Facility of $5,000,000.

Bridge Loan Facility

11. Use of Proceeds	The Bridge Loan Facility will be used to acquire 100% of the Membership Interests.

12. Bridge Loan Maturity Date	2 years from Closing Date.

13. Closing Date	On initial draw down, expected around August 31, 2007, and no later than November 15, 2007.

14. Mandatory Prepayment
The Borrower shall make mandatory prepayments in the following situations without penalty or premium other than hedge termination obligations payable to the Hedging Banks. The mandatory prepayments shall be applied first to loans outstanding under the Bridge Loan Facility, then to any revolving loans that may be outstanding under the Working Capital Facility, and then to cash-collateralize any outstanding Letters of Credit.

i.
If any net proceeds from a sale of the Borrower’s or any of its subsidiaries’ property that is not used to purchase replacement assets exceeds $250,000, Borrower will prepay the Facilities in the amount of such excess, other than with respect to the sale of the Borrower’s aircraft charter, maintenance and management business (the “Excluded Business”) within six months from closing (the “Excluded Business Divestment Period”).

ii.	If the Borrower or any of its subsidiaries incurs debt for borrowed money that is not permitted indebtedness, 100% of the net debt proceeds will be applied to prepay the Facilities.

iii.
If the Borrower or any of its subsidiaries sells or issues equity securities (other than any issuance or sale to fund required or expansion capital expenditures or certain intercompany issuance, or in connection with the sale of the Excluded Business during the Excluded Business Divestment Period, 100% of the net equity proceeds will be applied to prepay the Facilities.

iv.	The proceeds of any termination payment or similar compensation received from an airport authority in respect of the termination of any of the FBO leases will be applied to prepay the Facilities.

v.	If any insurance proceeds are not used for reconstruction, such proceeds will be applied to prepay the Facilities, subject to appropriate materiality tests.

15. Optional Repayment
Repayments of the Bridge Loan Facility are permitted without penalty (subject to the payment of any break funding costs incurred including reversing interest rate hedging transactions) upon at least five business days’ written notice. Optional Repayments of the Bridge Loan Facility must be made in a minimum amount of $2,000,000 and in increments of $1,000,000. Amounts repaid under the Bridge Loan Facility may not be redrawn.

Working Capital Facility

16. Use of Proceeds	Borrower may utilize the Working Capital Facility for Letters of Credit and to fund parts of the costs of the design and construction of Hangar F (as defined in the SJJC SPA).

17. Maturity Date	Bridge Loan Maturity Date.

18. Closing Date	On initial draw down of the Bridge Loan Facility, expected around August 31, 2007, and no later than November 15, 2007.

19. Drawdown	Advances under the Working Capital Facility may be made, and Letters of Credit may be issued, on a revolving basis up to the full amount of the Working Capital Facility.

20. Repayment
Repayments of the Working Capital Facility are permitted without penalty on any Interest Payment Date upon not less than three days prior written notice to the Working Capital Facility Loan Lenders. Optional repayments of the Working Capital Facility must be made in a minimum amount of $100,000 and in increments of $50,000. All amounts outstanding under the Working Capital Facility shall be due and payable in full on the Maturity Date.

III. The Credit Facilities

21. Mandatory Debt Service	Interest, Commitment Fee, Administrative Agent’s Fee and hedging obligations payable by the Borrower will be considered Mandatory Debt Service.

22. Restricted Payments (Lock-Up)	Borrower may make quarterly distributions (within 35 days following each quarterly payment date) only as long as the following conditions have been met:

i.	The DSCR for the preceding twelve month period is 1.50 or higher;
ii.	The DSCR for the subsequent twelve month period is projected to be 1.50 or higher;
iii.	Debt Service Reserve Account is fully funded;
iv.	Mandatory Prepayments have been made;
v.	No Default or Event of Default exists;
vi	No lockup under EBITDA Covenants (Sec. 23 below);
vii.
In case a governmental authority notifies the Borrower or any of its subsidiaries of the need to remediate contamination at the FBOs, funds to cover the expected cleanup costs (as confirmed by the Environmental Consultant) shall have been set aside.

23. EBITDA Covenants	(a) Combined EBITDA Covenant At each distribution date, the sum of the trailing 12 months EBITDA of San Jose FBO and Atlantic Aviation FBO, Inc. (“Atlantic”) shall exceed the following levels:

Year	Minimum EBITDA	Minimum EBITDA after
	before Supermarine	Supermarine Acquisition
	Acquisition

2007	$82,128,000	$88,338,000
2008	$88,293,000	$94,893,000
2009	$95,611,000	$103,000,000

(b) San Jose EBITDA Covenant
At the distribution date immediately following the first anniversary of the Closing Date, the trailing 12 months EBITDA of San Jose FBO shall exceed $10,140,000; at every subsequent distribution date, the trailing 12 months EBITDA shall exceed 10,970,000.

(c) Lock-Up
Failure to achieve the minimum EBITDAs set forth under (a) or (b) above at any test date shall result in an equity lockup for 6 months. If, at the end of the six month period, the applicable minimum EBITDA threshold is reached, then cash trapped shall be made available for distribution (subject to other distribution tests), otherwise cash will be swept to repay debt.

24. Collateral	The Facilities are secured by a grant of first priority security interest in the following property (subject to acceptable encumbrances):

i.
Project Revenues (including all income, revenues, all interest earned on deposits and reserves, rates, fees, charges, rentals, or other receipts derived by or related to the operations of the Borrower and its subsidiaries, and any revenues assigned to the Borrower and its subsidiaries and proceeds of the sale or other disposition of all or any part of the Borrower’s or its subsidiaries’ assets (“Project Revenues”), project accounts and cash therein, including the Debt Service Reserve Account.

ii.	(A) Pledge of all Membership Interests, and

(B) pledge of all shares of each subsidiary of the Borrower. If such pledge is prohibited under the terms of a FBO lease and the Borrower is unable to obtain all relevant consents, then the Borrower will, if not prohibited by the applicable FBO Lease, establish a new single purpose holding company subsidiary to own the subsidiary holding such FBO Lease and pledge the shares of such new holding company subsidiary.

iii.
Security interest in substantially all assets of the business, including all FBO leases (subject to airport authority approval if required), all other material agreements and rights to receive Project Revenues (including fuel contracts, subleases, service agreements, employment agreements), licenses, equipment and machinery, inventory (including jet fuel) and account whether existing at the Closing Date or thereafter acquired, and the proceeds thereof. Note that under the FBO leases, prior consent of the airport authority is required to collaterally assign the FBO leases, and the Borrower is obligated to use commercially reasonable efforts to obtain consents from the airport authority.

iv.	Insurance policies and any claims or proceeds.
v.
A guarantee provided by Guarantor with respect to the Borrower’s obligations under the Facilities. The guarantee will include provisions stipulating that during an event of default or lock up under the Facilities, MFBO will not distribute cash received from its other subsidiaries until the default or lock-up is cured.

Notwithstanding any of the foregoing, until the end of the Excluded Business Divestment Period, Collateral will exclude shares, membership interests and assets of the Excluded Business.

25. Hedging Requirements
Borrower is required to enter into interest rate hedges at financial close for at least 100% of the Bridge Loan Facility interest rate exposure, for the remaining term of the Bridge Loan Facility. All hedging payments will rank pari-passu with the Facilities.

Borrower will request proposals for the provision of hedges from the Lead Arrangers together with Macquarie Bank Limited. Each of the Lead Arrangers will subsequently have a right of first refusal to match the terms of the best hedging proposal provided to Borrower and thereafter act as Hedging Banks provided that such right of first refusal will only apply to up to 25% of the interest rate hedge.

Hedging Banks will be given customary rights with respect to ranking, security, voting, events of default and other terms necessary to document the relationship between Lead Arrangers, Hedging Banks and Borrower.

26. Representations and Warranties	Include:

i.	Valid existence of Borrower;
ii.	Authority and due authorization of Borrower;
iii.	Validity and enforceability of loan documents (subject to standard qualifications) and non-contravention of organizational documents, laws, etc.
iv.	No default;
v.	Financial statements;
vi.	Funding of pension plans and compliance with ERISA;
vii.	Payment of taxes (subject to customary contest rights);
viii.	No material pending or threatened uninsured litigation;
ix.	Ownership of or leasehold interest in assets;
x.	No breach of environmental or other laws in any material respect (subject to customary contest rights);
xi.	No other business;
xii.	Insurance coverage is in line with prudent market practice;
xiii.	All consents, filings, and licenses etc. required for conduct of business have been obtained and are in full force and effect;
xiv.	No encumbrances other than permitted encumbrances;
xv.	No indebtedness for borrowed money other than permitted indebtedness;

xvi.	Effectiveness, enforceability of material agreements;
xvii.	Creation, perfection and first priority of liens (except permitted liens); all required third-party approvals therefor have been obtained and are in full force and effect
xviii.	Solvency;
xix.	Satisfaction of conditions precedent under SJJC SPA;
xx.	Due authorization and valid issuance of all outstanding equity interests of Borrower and its subsidiaries;
xxi.	Non-deferred payment of purchase price for aviation fuel at prevailing market prices at time of delivery;
xxii.	Accuracy of information furnished.; and
xxiii.	Environmental matters (subject to materiality qualifier)

27. Conditions Precedent
Usual and customary Conditions Precedent to closing include, but are not limited to legal opinions satisfactory to Lead Arrangers, payment of all closing fees, no Default or Event of Default shall have occurred and be continuing, no Material Adverse Change (as defined below) and execution and delivery of documentation satisfactory to the Lead Arrangers (including a Guarantee from Guarantor), as well as closing of the Acquisition and transfer of all Membership Interests in the Borrower to MFBO, all funded exclusively by a cash equity contribution by the Equity Investor; provided, however, that any CP as to the accuracy of representations and warranties as at the closing in all material respects (and the absence of any Default or Event of Default relating thereto) shall be limited to the accuracy of the representations and warranties in the SJJC SPA, rather than in the loan agreement, except for the following representations: (1) authorization of loan transaction, (2) enforceability of loan documents & non-contravention (3) no encumbrances, (4) limits on indebtedness, and (5) grant of security interest/perfection of liens. Immediately following the closing, MFBO shall have made an equity contribution in the Borrower of not less than $76.2 million. MFBO will commit to contribute additional equity capital to the Borrower to supplement the Working Capital Facility and fund required capital expenditures (estimated to be approximately $13 million during the term of the Facilities).

“Material Adverse Change” means an event which would be reasonably likely to result in a material adverse effect on the business, operations, assets, prospects or financial condition of the San Jose FBO.

From the date of the SJJC SPA through the earlier of the termination of the SJJC SPA or the Closing, MFBO shall give prompt notice to the Lead Arrangers in writing of any notice from the Sellers of the occurrence or nonoccurrence of any event which would cause any representation or warranty by the Seller or the Beneficial Owners to the SJJC SPA to be untrue or inaccurate in any material respect at the Closing when such representations and warranties are required to be made again. If, in the exercise of the Lead Arrangers’ commercially reasonable good faith judgment, items identified in any amended, supplemented or revised Disclosure Schedule to the SJJC SPA that were not included in the Disclosure Schedules to the SJJC SPA at the time of execution, may reasonably result in a Material Adverse Change, the Lead Arrangers may terminate the Commitment Letter by providing notice in writing to MFBO; provided, that if the Lead Arrangers fail to exercise such termination right within 10 days after receiving such notification, the Lenders shall be deemed to have accepted that such written notice from the Sellers shall be deemed to have amended the Schedules to the SJJC SPA and to have qualified the representations and warranties contained in the SJJC SPA for purposes of determining the accuracy of representations and warranties at closing.

28. Undertakings
Positive and negative undertakings given by the Borrower in customary form for transactions of this nature, including without limitation appropriate materiality tests, permitted exceptions and, where appropriate, de minimis provisions.

Borrower shall use commercially reasonable efforts to transfer the Excluded Business to an unrelated third party during the Excluded Business Divestment Period. If such transfer is not consummated within such period, the Borrower shall arrange for the transfer of the Excluded Business and related assets, to a sufficiently capitalized separate subsidiary in a manner that minimizes the exposure of the Borrower or any of its other subsidiaries to liability relating to the conduct of the Excluded Business.

29. Events of Default	Include:

i.	Non-payment (with 3 Business Days grace for interest and other non-principal amounts);
ii.
(a) Failure by MFBO to make required equity contributions to fund required capital expenditures (with 10 Business Days grace period), or (b) default by any loan party in performance or breach of other obligations or undertakings under any Loan Document including the Financing Documents not remedied within a 30-day remedy period for affirmative covenants (extendible for an additional period of up to 60 days if remedy cannot be accomplished in original 30 days and is being diligently pursued and extension does not result in a material adverse effect);

iii.	Any representation or warranty being untrue in any respect which will have a material adverse effect on the Borrower’s ability to comply with its obligations under the Loan Documents;
iv.	Cross-default with respect to any other debt (other than in respect of any subordinated debt) subject to materiality threshold;
v.	Bankruptcy and insolvency events;
vi.	Failure to pay unstayed and uninsured judgments within 30 days (with appropriate materiality qualification);
vii.	Cessation or material change of business;
viii.	Security ceases to be effective as first priority security (subject to permitted liens);
ix.	Any insurance required is terminated, ceases to be valid or is amended so as to have a material adverse impact on the Project unless similar cover replaces such insurance;
x.	Nationalization, condemnation or government taking that causes an inability of the Borrower to perform its obligations under the Financing Documents;
xi.	Required authorizations are revoked or terminated that causes an inability of the Borrower to perform its obligations under the Financing Documents;
xii.	Failure to comply with applicable law that could reasonably be expected to result in a material adverse effect on the Borrower;
xiv.	Failure to comply with environmental laws that could reasonably be expected to result in a material adverse effect on the Borrower;
xv.	Backward DSCR is less than or equal to 1.20 as of the end of any quarter;
xvi	Change of control;
xvii.
Failure to perform any material contract (subject to contest rights and 30 day remedy period or longer period (up to additional 60 days) if remedy cannot be accomplished in 30 days and is being diligently pursued and extension does not result in a material adverse effect); provided that failure on the part of a party other than the Borrower or its subsidiaries is an Event of Default only if such failure has material adverse effect;

xviii.	Inappropriate use or withdrawal of funds in project accounts;
xix.	Default under the subsidiary guaranty or any other security agreement;
xx.	Any Financing Document ceases to be in full force and effect or any equity securities are not subject to first priority, perfected lien;
xxi.	Any reportable ERISA event;
xxii.	Any material contract ceases to be in full force and effect, or is terminated prior to the scheduled expiration date, or any material provision thereof is declared null and void;
xxiii.	Abandonment of business at the airport for 30 days;
xxiv.	Any event or condition involving financial impact in excess of $2.5 million that would have a material adverse effect;
xxv.	A refinance of the Senior Debt facility provided to either Atlantic Aviation FBO Inc. or Mercury Air Centers, Inc.

Sale of the Excluded Business shall not be an Event of Default.

IV. Interest Rate and Fees

30. Interest Rate	The Facilities will bear interest at one, two, three or six month LIBOR plus the Applicable Margin.

31. Applicable Margin	170 bps

32. Interest Payment Date
Interest will be paid in arrears on the last day of each Interest Period, except in the case of a six months interest period, where interest will also be paid three months from the start of the Interest Period.

33. Interest Period	One, two, three or six months.

34. Default Rate	Interest Rate plus 2% per annum.

35. Commitment Fee	0.50% per annum of the undrawn portion of the Facilities payable on any Interest Payment Date. The Commitment Fee will accrue in arrears from the Closing Date.

V. Flow of Funds

36. Priority of Payments
Following each Interest Payment Date, after payment of operating expenses, taxes and required capital expenditures, and the retention/refunding of reserves for contingencies and the payment of items reasonably expected to be due and payable prior to the next Interest Payment Date, the following distributions shall be made in the following order of priority:

i.	Fees and expenses due to the Lead Arrangers and Senior Lenders;
ii.	Interest on the Bridge Loan Facility and the Working Capital Facility as well as any hedging obligations;
iii.	Mandatory Repayment;
iv.	Mandatory Prepayments;
v.	any required payments to the Debt Service Reserve Account;
v.	Optional Repayment and any hedging termination obligations payable as a result of such repayment;
vi.	any payments (if applicable) to the Distribution Reserve Account
v.	Distributions to Equity Investors.

37. Debt Service Reserve Account
Borrower shall maintain a Debt Service Reserve Account in an amount equal to three months of Mandatory Debt Service payable under the Facilities. The Debt Service Reserve Account shall be fully funded on the Closing Date. Alternatively, a letter of credit by a financial institution rated at least A-/A3 may be posted for the benefit of the Senior Lenders on the Closing Date.

VI. Ratios

38. Debt Service Coverage Ratio
The Debt Service Coverage Ratio (“DSCR”) for a particular period will be calculated on a quarterly basis as the ratio of (a) Net Cash Flow for the twelve-month period ending on the respective calculation date to (b) Mandatory Debt Service for the twelve-month period ending on the respective calculation date.

39. Net Cash Flow
“Net Cash Flow” means, in respect of any period, (a) aggregate Project Revenues received during such period plus additional equity contributions during such period not used to pay for expansion capital expenditures, less (b) the operating expenses, maintenance capital expenditure and taxes paid during such period, but excluding any expansion capital expenditures funded with distributed amounts or equity contributions or financed with permitted debt, non-cash charges, interest and principal payments on the loans, distributions, investments, costs paid by insurance proceeds, and employee phantom stock ownership plan payments.

VII. General

40. Reporting requirements of the Borrower	i.	Annual audited financial statements no later than 90 days after close of each fiscal year;
	ii.	Quarterly financial statements no later than 45 days after close of each fiscal quarter;
iii.
Contemporaneously with delivery of (i) and (ii): a compliance certificate stating that an Event of Default has not occurred, or if an Event of Default has occurred and is continuing, a statement of proposed cure remedies and a certificate stating all expansion capital expenditures during the previous quarter and the source of funds for such expenditures;

	iv.	Monthly operating reports no later than 30 days after close of each month; and
	v.	DSCR certificate no later than 30 days after the close of each fiscal quarter, certifying the DSCR for the twelve-month period.

41. Governing Law	The documentation is governed by New York law, venue shall be in New York County, and contains a waiver of jury trial.